UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Griffon Corporation

(Name of Issuer)

Common Stock, par value $0.25 per share

(Title of Class of Securities)

398433102

(CUSIP Number)

Ronald J. Kramer

712 Fifth Avenue, 18th Floor

New York, New York 10019

Copy to:

Martin Nussbaum

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 398433102
1.	Names of Reporting Person Ronald J. Kramer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,400,681* shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 1,717,681 shares
	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,400,681** shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 6.1%***
14.	Type of Reporting Person (See Instructions) IN

*	This includes 2,662 shares of the common stock, par value $0.25 per share (“Common Stock”), of Griffon Corporation, a Delaware corporation (the “Issuer”), allocated to Mr. Kramer’s account under the Griffon Corporation Employee Stock Ownership Plan (“ESOP”). The ESOP trustee will vote these shares in accordance with Mr. Kramer’s voting instructions, subject to the ESOP trustee’s fiduciary duties under ERISA. In addition, the ESOP trustee votes both (i) the shares of Common Stock in the ESOP allocated to participants for which voting instructions are not received, as well as (ii) the unallocated shares of Common Stock in the ESOP, in the same manner and proportion as those allocated shares with respect to which votes are timely cast by all participants in the ESOP; accordingly, Mr. Kramer may be deemed to have voting control over a portion of the shares referred to in clauses (i) and (ii) above. However, the number of these shares over which Mr. Kramer is deemed to have voting control depends at any time not only on the amount of unallocated shares in the ESOP, but also on the portion of allocated shares with respect to which timely voting instructions are provided; therefore, it is not possible to provide a meaningful estimate of this amount.

**	This does not include 40,298 shares of Common Stock owned by Mr. Kramer’s wife and children. Mr. Kramer has disclaimed beneficial ownership of such shares of Common Stock.

***	Percentage of class calculation is based on 56,129,784 shares of Common Stock outstanding as of August 24, 2020.

This Amendment No. 3 supplements and amends certain information in the Schedule 13D filed on February 10, 2014, as amended by Amendment No 1 filed on February 2, 2017 and Amendment No. 2 filed on December 20, 2018, on behalf of Ronald J. Kramer (the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On August 13, 2020, in connection with a registered public offering by the Issuer of 8,000,000 shares of Common Stock (the “Underwritten Offering”), Mr. Kramer and the Issuer entered into an Underwriting Agreement (the “Underwriting Agreement”) with Robert W. Baird & Co. Incorporated, as representative of the several underwriters named therein (the “Underwriters”). Pursuant to the Underwriting Agreement, Mr. Kramer granted the Underwriters an option to purchase up to 500,000 shares of Common Stock at a price of $20.47875 per share for a period of 30 days following the date of the Underwriting Agreement (the “Overallotment Option”). The Underwriting Agreement contains customary terms and conditions for a public offering including customary representations and warranties and indemnity provisions. The Underwriters exercised the Overallotment Option in full on August 18, 2020, and the purchase of 500,000 shares from Mr. Kramer closed on August 21, 2020. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which is attached as Exhibit 1 hereto and is incorporated herein by reference.

In connection with the Underwritten Offering, on August 13, 2020, Mr. Kramer signed a lock-up agreement (the “Lock-up Agreement”) pursuant to which he agreed that, subject to specified exceptions, without the prior written consent of Robert W. Baird & Co. Incorporated, he will not, during the period ending 90 days after the date of the Underwriting Agreement: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including without limitation, Common Stock or such other securities which may be deemed to be beneficially owned by Mr. Kramer and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition; (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise; or (iii) make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock. The Lock-up Agreement contains customary exceptions to the restrictions therein, including an exception that would allow Mr. Kramer to continue to sell shares of Common Stock pursuant to a 10b5-1 plan. The foregoing description of the Lockup Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which is attached as Exhibit 2 hereto and is incorporated herein by reference.

On January 29, 2020, Mr. Kramer received an award of 495,000 shares of restricted Common Stock pursuant to the Issuer’s 2016 Equity Incentive Plan (the “Plan”) as compensation for his services as Chief Executive Officer of the Issuer, the vesting of which is subject to the achievement of certain absolute and relative performance conditions relating to the price of the Issuer’s Common Stock. The terms this award also restrict Mr. Kramer from transferring the shares for a two year period following vesting. Mr. Kramer acquired the Common Stock he beneficially owns for investment purposes. Mr. Kramer does not currently have any plans or proposals (other than those he may have from time to time in his role as an officer of the Issuer) that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Mr. Kramer beneficially owns 3,400,681 shares of Common Stock of the Issuer. The shares of Common Stock owned by Mr. Kramer equal approximately 6.1% of the Issuer’s outstanding shares of Common Stock, based on 56,129,784 shares outstanding as of August 24, 2020.

(b) Mr. Kramer has sole voting power over the 3,400,681 shares of Common Stock beneficially owned by him (which includes 1,683,000 shares of restricted Common Stock with respect to which Mr. Kramer does not have dispositive power), and has sole dispositive power over 1,717,681 of such shares.

(c) Other than the exercise of the Overallotment Option described in Item 4, which description is incorporated herein by reference, Mr. Kramer did not effect any other transactions with respect to the Common Stock of the Issuer within the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

In connection with the Underwritten Offering referred to in Item 4 above, Mr. Kramer entered into (i) the Underwriting Agreement (see Item 4), which is attached as Exhibit 1 hereto and is incorporated herein by reference and (ii) the Lock-Up Agreement (see Item 4), which is attached as Exhibit 2 hereto and is incorporated herein by reference.

Mr. Kramer is party to certain Award Agreements for Restricted Share Awards with the Issuer (each such agreement, an “Award Agreement”) with respect to the 1,683,000 shares of restricted Common Stock owned beneficially by Mr. Kramer. These shares of restricted Common Stock were awarded to Mr. Kramer as compensation for his services as Chief Executive Officer of the Issuer. Each Award Agreement is in substantially the same form as the Form of Award Agreement for Restricted Share Award filed as Exhibit 99.2 to the Current Report on Form 8-K dated February 9, 2011. Subject to Mr. Kramer’s continued employment, these restricted shares will vest on the dates set forth in each Award Agreement, conditioned, however, on the achievement of certain performance criteria relating to the absolute and relative performance of the price of the Issuer’s Common Stock (provided, however, that with respect to 288,000 of these restricted shares, the applicable performance criteria has been achieved). The terms of each of these Award Agreements also restrict Mr. Kramer from transferring the shares for a two year period following vesting.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13 is hereby amended and restated in its entirety as follows:

Exhibit Number	Description

1.	Underwriting Agreement, dated August 13, 2020, by and among Griffon Corporation, Robert W. Baird & Co. Incorporated and Ronald J. Kramer (incorporated by reference to Exhibit 1.1 of the Current Report on Form 8-K filed by Griffon Corporation with the SEC on August 18, 2020).

2.	Lock-up Agreement, dated August 13, 2020, by Ronald J. Kramer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ RONALD J. KRAMER
Ronald J. Kramer

Dated: August 25, 2020